JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares to the limited partner units of Secured Investment Resources Fund, L.P., III beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 7th day of June, 2001.

BOND PURCHASE, L.L.C., a Missouri limited liability company


By: /s/ David L. Johnson
        David L. Johnson
        Member


/s/ David L. Johnson
    David L. Johnson